SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2011

TEFRON LTD.
 (Translation of registrant's name into English)

Ind. Center Teradyon, P.O. Box 1365, Misgav 20179, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

This Form 6-K is hereby incorporated by reference into Tefron Ltd.’s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD. (Registrant)

By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Chief Financial Officer

By	/s/ Hanoch Zlotnik
Name: Hanoch Zlotnik
Title: Treasurer

Date: September 8, 2011

Tefron Ltd. Announces Intention to Voluntary Terminate Registration under U.S. Securities Laws

Misgav, Israel, September 8, 2011 - Tefron Ltd. (OTC:TFRFF; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPT) active wear, today announced that it intends to voluntarily terminate the registration of its ordinary shares under the Securities and Exchange Act of 1934 (the “Exchange Act”) by filing a Form 15F with the Securities and Exchange Commission (the “SEC”).

Upon such filing, Tefron's obligation to file certain reports with the SEC, including an Annual Report on Form 20-F and reports on Form 6-K, will be immediately suspended. Tefron is eligible to deregister because its ordinary shares are held of record by fewer than 300 holders of record.  Tefron will continue to list and trade its ordinary shares on the Tel Aviv Stock Exchange under the symbol "TFRN".

Deregistration will result in termination of quotation of Tefron's ordinary shares on the OTC Bulletin Board.  The Company intends to continue to publish certain financial and other information in English on its website.

Deregistration of the Company's ordinary shares was approved by Tefron's Company's Board of Directors after deliberation regarding the advantages and disadvantages of continuing the Company's SEC registration.  Among the factors considered by the Board of Directors in deciding to voluntarily deregister the ordinary shares were the reduction of allocation of management resources otherwise required to comply with U.S. securities laws, the material cost reductions amounting to at least $250,000 per year resulting from deregistration, and the limited benefits currently accruing to Tefron from registration.

Tefron expects that the deregistration of its ordinary shares under the Exchange Act will become effective 90 days after the date the Form 15F is filed with the SEC. Although Tefron expects that its ordinary shares will be quoted on the Pink Sheets after its deregistration, there is no assurance that any brokerage firm will make a market in the ordinary shares to effectuate such quotation.

About Tefron
Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret,   Warnaco/Calvin Klein , Wal-Mart Stores Inc, The Gap,  J. C. Penney,  Patagonia, Reebok, TJMaxx, TMGTV, and El Corte Ingles, as well as other well known retailers and designer labels.  The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear.

This press release contains certain forward-looking statements, within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition and results of operations. We have based these forward-looking statements on our current expectations and projections about future events.

This press release contains certain forward-looking statements, within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition and results of operations. We have based these forward-looking statements on our current expectations and projections about future events.

Words such as "believe," "anticipate," "expect," "intend," "will," "plan," "could," "may," "project," "goal," "target," and similar expressions often identify forward-looking statements but are not the only way we identify these statements.  Except for statements of historical fact contained herein, the matters set forth in this press release regarding our future performance, plans to increase revenues or margins and any statements regarding other future events or future prospects are forward-looking statements.

These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to:

•	failure for any reason of the Company's deregistration to become effective 90 days after filing Form 15F, including due to action that may be taken by the Securities and Exchange Commission; and
•
failure for any reason of the Company's ordinary shares to be quoted on the Pink Sheets after deregistration, including due to failure of any brokerage firm to make a market in the Company's ordinary shares to effectuate such quotation;

as well as certain other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts
Company Contact:
Eran Rotem
Chief Financial Officer
+ 972 - 4 - 9900881
reran@tefron.com